UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2019

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Nuestra Señora de los Ángeles 179

Las Condes, Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Press Release dated December 17, 2019 titled “GeoPark Announces New Strategic Block Acquisitions in Colombia Expanding its Acreage Around the Core Llanos 34 Block”

Item 1

FOR IMMEDIATE DISTRIBUTION

GEOPARK ANNOUNCES NEW STRATEGIC BLOCK ACQUISITIONS IN COLOMBIA

EXPANDING ACREAGE AROUND CORE LLANOS 34 BLOCK

Bogota, Colombia – December 17, 2019 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent Latin American oil and gas explorer, operator and consolidator with operations and growth platforms in Colombia, Peru, Argentina, Brazil, Chile and Ecuador today announced the expansion of its portfolio in Colombia following a new successful Agencia Nacional de Hidrocarburos (“ANH”) bid round and an agreement with Parex Resources (“Parex”).

As part of the second cycle of ANH's Permanent Process for the Assignment of Areas (“PPAA”) in Colombia, GeoPark was awarded the Llanos 123 and Llanos 124 blocks in partnership with Hocol (a 100% subsidiary of Ecopetrol). Final contracts are expected to be signed in December 2019 or early 2020.

In addition, GeoPark and Parex executed an agreement in which GeoPark will assume, subject to ANH approval, a 50% WI in the Llanos 94 block in exchange for funding its 50% pro-rata share of existing commitments, with no carry.

On November 15, 2019, GeoPark announced that it will acquire the entire issued and to be issued share capital of Amerisur Resources Plc. (“Amerisur”) in an all cash transaction with closing of the transaction expected in January 2020, following approval of Amerisur shareholders and subject to customary regulatory approvals. As part of the PPAA, Amerisur was awarded the PUT-36 block.

Llanos Basin

The acquired blocks represent attractive, low-risk, high potential exploration acreage in the Llanos basin near GeoPark's successful Llanos 34 block (GeoPark operated, 45% WI), and surrounded by multiple producing oil and gas fields and existing infrastructure (please see map below).

The Llanos 123 and Llanos 124 blocks are located adjacent to GeoPark's Llanos 34 block. GeoPark will be the operator with a 50% WI and Hocol (a 100% subsidiary of Ecopetrol) will have a 50% WI.

The Llanos 94 block is located on trend with GeoPark's Llanos 34 block and adjacent to the CPO-5 block (ONGC Videsh operated, 70% WI, Amerisur 30% WI).

GeoPark and its partners have preliminarily identified multiple oil prospects and leads in these blocks, resulting from existing 3D seismic as well as other relevant data. Geoscience evaluation is ongoing and field operations are expected to start in 2020.

With the addition of new blocks during 2019 and following the closing of the recently announced acquisition of Amerisur, GeoPark will significantly expand its acreage position around its core Llanos 34 block by adding approximately 1.4 million gross acres – 17 times the size of the Llanos 34 block.

The table below summarizes relevant information related to the new blocks acquired in the Llanos basin:

Block	Gross Acres	Operator	WI	Net Commitment	X-Factor
Llanos 123	88,310	GeoPark	50%	$7.5–10 mm (1)	1%
Llanos 124	27,643	GeoPark	50%	$12.5–15 mm (2)	1%
Llanos 94	88,175	Parex	50%	$15–17.5 mm (3)	2%
Total	204,128			$35–42.5 mm

(1)	Commitment includes reprocessing existing 3D seismic and drilling two gross exploration wells during the first exploration phase over the next three years.

(2)	Commitment includes acquiring and reprocessing existing 3D seismic plus drilling three gross exploration wells during the first exploration phase over the next three years.

(3)	Commitment includes acquiring and reprocessing existing 3D seismic plus drilling three exploration wells during the first exploration phase over the next three years.

Putumayo Basin

The PUT-36 block represents attractive exploration acreage in the Putumayo basin adjacent to Amerisur's Mecaya block (Amerisur operated, 50% WI and Oxy 50% WI) and PUT-9 block (Amerisur operated, 50% WI and Oxy 50% WI) and near the producing Platanillo block (Amerisur operated, 100% WI), as well as other exploration acreage held by Amerisur (please see map below).

With the addition of this new block and following the closing of the recently announced acquisition of Amerisur, GeoPark will further expand its position of more than two million gross acres in the Putumayo basin, with existing production, a nearby dedicated cost-effective transportation solution with spare capacity and significant exploration potential.

Block	Gross Acres	Operator	WI	Net Commitment	X-Factor
PUT-36	148,021	Amerisur	100%	$25–30 mm (1)	1%

(1)	Commitment includes reprocessing existing 3D seismic and drilling two gross exploration wells during the first exploration phase over the next three years.

James F. Park, CEO of GeoPark, said: “Congratulations and thanks to our partners, Hocol (a 100% subsidiary of Ecopetrol) and Parex, and to our Colombian team for successfully acquiring these highly attractive, low-cost blocks - which further strengthen GeoPark’s leading acreage position in the Llanos basin – specifically surrounding our prolific Llanos 34 block. Subject to the closing of the Amerisur acquisition, the new Putumayo block helps leapfrog GeoPark into one of the leading land holdings in the high potential underexplored and underdeveloped Putumayo basin. We also express our appreciation to the Colombian government for its commitment to and follow-through in opening up more attractive hydrocarbon areas for investment – and we look forward to getting to work.”

COLOMBIA
Llanos Basin
LLANOS 32
LLANOS 124
LLANOS 87
LLANOS 123
LLANOS 34
CPO-5
LLANOS 104
LLANOS 86
LLANOS 94
10 Km
GeoPark Blocks
Amerisur Blocks
New Blocks

ANDAQUIES
PUT-30
COLOMBIA
PUT-36
MECAYA
PLATANILLO
TACACHO
PUT-9
TERECAY
PUT-8
PUT-12
COATI
OBA
PUT-14
RODA
PERICO
ESPEJO
PERU
ECUADOR
10 Km
COLOMBIA
Putumayo
Basin

For further information please contact:

INVESTORS:

Stacy Steimel – Shareholder Value Director Santiago, Chile	ssteimel@geo-park.com
T: +562 2242 9600

Miguel Bello – Market Access Director Santiago, Chile T: +562 2242 9600	mbello@geo-park.com

MEDIA:

Jared Levy – Sard Verbinnen & Co	jlevy@sardverb.com
New York, USA T: +1 (212) 687-8080

Kelsey Markovich – Sard Verbinnen & Co New York, USA T: +1 (212) 687-8080	kmarkovich@sardverb.com

NOTICE

Additional information about GeoPark can be found in the “Investor Support” section on the website at www.geo-park.com.

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including the timing of, and entry into, the contracts relating to the winning bid, the closing of the Amerisur transaction, expected growth for GeoPark and Latin America’s under-developed hydrocarbon potential. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief Financial Officer

Date: December 18, 2019